Exhibit Number 11

DIME COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

Fiscal Year Ended June 30,	2001	2000	1999
Numerator:
Net Income	$25,240	$22,374	$19,861
Denominator:
Average shares outstanding utilized in the calculation of basic earnings per share	10,598	11,276	10,951

Unvested shares of Recognition and Retention Plan	177	268	372
Common stock equivalents due to the dilutive effect of stock options	409	252	528
Average shares outstanding utilized in the calculation of diluted earnings per share	11,184	11,796	11,851

Note: All shares amounts stated above do not reflect the Company's 3-for-2 stock split in the form of a 50% stock dividend that was paid on August 21, 2001.